One International Place, 40th Floor 100 Oliver Street Boston, MA 02110-2605 +1 617 728 7100 Main +1 617 426 6567 Fax www.dechert.com

EDWIN BATISTA edwin.batista@dechert.com +1 617 728 7165 Direct

April 7, 2025

VIA ELECTRONIC TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Harbor ETF Trust (the “Registrant”)

Post-Effective Amendment No. 72

File Nos. 333-255884; 811-23661

Ladies and Gentlemen:

This correspondence is being filed for the purpose of responding to a supplemental comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided by Ms. Thankam Varghese of the Division of Investment Management with respect to Post-Effective Amendment (“PEA”) No. 72 to the Registrant’s registration statement on Form N-1A under the Securities Act of 1933, as amended (the “1933 Act”). We submitted a response letter on the Registrant’s behalf and a second response letter (the “Second Response Letter”) on April 1, 2025, and April 4, 2025, respectively, responding to the Staff’s initial and subsequent comments on PEA No. 72.

PEA No. 72 was filed for the purpose of registering shares of Harbor Emerging Markets Select Equity ETF (now Harbor Emerging Markets Select ETF), Harbor Emerging Markets Equity ETF, Harbor International Equity ETF, Harbor Mid Cap Core ETF, Harbor Mid Cap Value ETF, Harbor SMID Cap Core ETF, Harbor SMID Cap Value ETF and Harbor Transformative Technologies ETF (each, a “Fund” and, collectively, the “Funds”) as new series of the Registrant.

Set forth below is the Staff’s verbal comment together with the Registrant’s response. Terms used but not defined herein have the same meaning as in PEA No. 72.

COMMENT 1:	The Staff continues to believe that, given the name of Harbor Transformative Technologies ETF, the Fund’s 80% policy remains overly broad and does not include a reasonable nexus to the Fund’s name. Please revise the Fund’s 80% policy.

Response:	The Registrant has incorporated the comment and revised the Fund’s disclosure further, with incremental revisions to the revised strategy presented in response to Comment 2 of the Second Response Letter reflected below:

April 7, 2025 Page 2

“Under normal circumstances, the Fund invests at least 80% of its net assets, plus borrowings for investment purposes, in securities of “transformative technology” companies. Transformative technology companies are companies operating in any sector that the Subadvisor (as defined below) believes to have growth potential tied to ~~the offering, use or development of~~transformative technologies. Transformative technologies are innovations that alter the way consumers, businesses or industries operate by using technology to build a competitive advantage. Such companies may be engaged in offering or developing products, processes or services that provide or benefit from technological advances and improvements~~. In making its determination that a company is a transformative technology company, the Subadvisor considers the company’s ability or potential to alter the way consumers, industries or businesses operate through its use of innovative technology to build a competitive advantage. For example, a company in the energy, healthcare, financial, consumer services or other sector may be deemed a “transformative technology” company by the Subadvisor if it determines the company is poised to capitalize on the use of new technological solutions to~~, or using such products, processes or services in ways that the Subadvisor expects to substantially drive growth ~~in its business~~. The Fund is “non-diversified,” meaning that a relatively high percentage of its assets may be invested in a limited number of issuers. The Fund invests in securities across the market capitalization spectrum.”

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 728-7165.

Sincerely,

/s/ Edwin Batista

Edwin Batista

Cc:	Diana R. Podgorny, Esq.

Meredyth Whitford-Schultz, Esq.

Meredith Dykstra, Esq.

Connor Sheridan, Esq.

Harbor ETF Trust

Christopher P. Harvey, Esq.

Stephanie A. Capistron, Esq.

Dechert LLP